Mail Stop 3561

				October 14, 2005

By Facsimile and U.S. Mail

Mr. Robert McGehee
Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

		Re:	Progress Energy Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-15929

			Carolina Power and Light Company
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-03382

			Florida Power Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-03274

			Florida Progress Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-08349

Dear Mr. McGehee:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated September 9, 2005. Our review resulted in the following accounting comments.

Form 10-K for the year ended December 31, 2004

Competitive Commercial Operations, page 24

1. We have read your response to comment 3 of our letter dated
July
27, 2005. First of all, explain to us in detail why generating units are grouped by region since it would appear that an individual plant could meet the criteria of paragraph 10 of SFAS no. 144. Assuming that grouping on a regional level is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, it appears that the condition in paragraph 8.a of SFAS
No. 144 would necessitate actual testing of the North Carolina region or any generating units connection to the SERC transmission system.
If you do not agree, tell us why you do not believe a significant decrease in the market price of the North Carolina units had occurred. In this regard, you may want to correlate your general narrative of the existing contracts, spot market sales, mid-term structured contracts (please also define such contracts) and the sale of power to the Georgia region to your implicit assertion that no major decrease in the market price of plants has occurred in this region. If you did perform an abbreviated analysis of gross cash flows and it was apparent that they exceeded carry amounts, explain to us that process. We may have further comment. On a related note, explain why tolling arrangements do not have a fixed fuel price component. Our general understanding of tolling agreements is that fuel price risk is generally assumed by the purchaser of tolling services. Please clarify our understanding.

2. We note your response to comment 7 of our letter dated July 27,
2005.   Please provide us with other utilities that omit the SFAS
no.
115 disclosure. Please tell us whether you believe this is predominant practice.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

		If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant


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Mr. Robert McGehee
Progress Energy, Inc.
October 14, 2005
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